UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TiGenix

(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Name of Filing Persons (Offeror))

Ordinary Shares, no nominal value (“Ordinary Shares”)

American Depositary shares (“ADSs”), each representing 20 Ordinary Shares

(Title of Class of Securities)

ISIN BE0003864817 (Ordinary Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

Costa Saroukos

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory W. Hayes

Sanjay M. Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
U.S. $106,752,331.08	U.S. $13,290.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 26,691,334, the number of ordinary shares of TiGenix NV (such shares collectively, “Ordinary Shares” and each an “Ordinary Share”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of January 30, 2018, multiplied by (y) the offer price of €1.78 per Ordinary Share and (ii) the product of (x) 1,106,942, the number of American Depositary Shares (such shares collectively, “ADSs” and each an “ADS”) representing Ordinary Shares outstanding as of the close of business on March 31, 2018, multiplied by (y) the offer price of €35.60 per ADS, and converting such aggregate amount into US Dollars on the basis of an exchange rate of €1.00 for $1.2282, which was the Federal Reserve Bank of New York noon buying rate at April 20, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction valuation by 0.0001245.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Takeda Pharmaceutical Company Limited, a company organized under the laws of Japan (“Takeda”). This Schedule TO relates to the offer by Takeda to purchase up to 100% of the issued and outstanding ordinary shares (“Ordinary Shares”), of TiGenix NV, a public limited liability company (naamloze vennootschap / société anonyme) incorporated and existing under the laws of Belgium (“TiGenix”) from U.S. holders (within the meaning of instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and up to 100% of the Ordinary Shares of TiGenix represented by outstanding American Depositary Shares of TiGenix (each, an “ADS” and collectively, “ADSs”) from all holders, wherever located, at a price of €1.78 per Ordinary Share and €35.60 per ADS (with each ADS representing twenty (20) Ordinary Shares), in cash, without interest (the “Offer Price”). The Offer Price paid to U.S. holders of Ordinary Shares will be paid in Euros and the Offer Price paid to holders of ADSs will be paid in U.S. dollars in the manner described in Section 2 – “Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the Offer to Purchase attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”). The Offer Price will be paid on the terms and subject to the conditions set forth in the Offer to Purchase and the related Share Acceptance Letter, the related ADS Letter of Transmittal and the related Share Withdrawal Letter, as applicable, copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Share Acceptance Letter, ADS Letter of Transmittal and Share Withdrawal Letter are hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Offer and Support Agreement, dated January 5, 2018 (as it may be amended from time to time, the “Transaction Agreement”), between Takeda and TiGenix, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law. The address of the principal executive offices of TiGenix is Romeinse straat 12, box 2, 3001 Leuven, Belgium, and the telephone number of the principal executive offices of TiGenix is +32 (16) 39 60 60.

(b) This Schedule TO relates to Ordinary Shares held by U.S. holders and ADSs held by holders, wherever located. Takeda has been advised that, as of April 26, 2018, TiGenix had 296,067,856 Ordinary Shares issued, of which 21,887,540 were represented by 1,094,377 issued and outstanding ADSs.

(c) The information set forth in Section 6 (entitled “Price Range of Ordinary Shares and ADSs”) and Section 7 (entitled “Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Takeda. The information set forth in Section 10 (entitled “Certain Information Concerning Takeda”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Ordinary Shares and ADSs”

•	Section 3 – “Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and/or ADSs”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain Tax Consequences”

•	Section 8 – “Certain Effects of the Offers”

•	Section 13 – “Purpose of the Offers; Plans for TiGenix”

•	Section 14 – “Summary of the Transaction Agreement and Related Agreements”

•	Section 15 – “Conditions to the Offers”

•	Section 16 – “Required Regulatory Approvals; Certain Legal Matters”

•	Section 18 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Certain Information Concerning Takeda”

•	Section 12 – “Background of the Offers; Past Contacts or Negotiations with TiGenix”

•	Section 13 – “Purpose of the Offers; Plans for TiGenix”

•	Section 14 – “Summary of the Transaction Agreement and Related Agreements”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Effects of the Offers”

•	Section 12 – “Background of the Offers; Past Contacts or Negotiations with TiGenix”

•	Section 13 – “Purpose of the Offers; Plans for TiGenix”

•	Section 14 – “Summary of the Transaction Agreement and Related Agreements”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 11 – “Source and Amount of Funds”

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 10 – “Certain Information Concerning Takeda”

•	Section 13 – “Purpose of the Offers; Plans for TiGenix”

•	Section 14 – “Summary of the Transaction Agreement and Related Agreements”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 10 – “Certain Information Concerning Takeda”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and/or ADSs”

•	Section 12 – “Background of the Offers; Past Contacts or Negotiations with TiGenix”

•	Section 17 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 10 – “Certain Information Concerning Takeda”

•	Section 12 – “Background of the Offers; Past Contacts or Negotiations with TiGenix”

•	Section 13 – “Purpose of the Offers; Plans for TiGenix”

•	Section 14 – “Summary of the Transaction Agreement and Related Agreements”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Purpose of the Offers; Plans for TiGenix”

•	Section 15 – “Conditions to the Offers”

•	Section 16 – “Required Regulatory Approvals; Certain Legal Matters”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions to the Offers”

•	Section 16 – “Required Regulatory Approvals; Certain Legal Matters”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Effects of the Offers”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Required Regulatory Approvals; Certain Legal Matters”

(c)	Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2018	TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Christophe Weber
	Name:	Christophe Weber
	Title:	President and Chief Executive Officer

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated April 30, 2018.*

(a)(1)(ii)	Form of Share Acceptance Letter.*

(a)(1)(iii)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).*

(a)(1)(iv)	Form of Share Withdrawal Letter.*

(a)(1)(v)	Form of Notice of Guaranteed Delivery.*

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(viii)	Summary Advertisement as published in the New York Times, dated April 30, 2018.*

(a)(1)(vix)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(x)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xi)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xii)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xiii)	Excerpts from presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 9, 2018)

(a)(1)(xiv)	Excerpts from transcript of presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 26, 2018)

(a)(1)(xv)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2018, available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvi)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2018, audio available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvii)	Excerpts from Takeda filed Q3 financial statements, available on Takeda’s external website (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xviii)	Transcript of video message to TiGenix employees (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 13, 2018).

(a)(1)(xix)	Joint Press Release issued by Takeda and TiGenix on March 23, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on March 23, 2018).

(a)(1)(xx)	Press Release issued by Takeda on April 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on April 25, 2018).

(b)	Not applicable.

(d)(1)	Offer and Support Agreement, dated as of January 5, 2018, by and between Takeda and TiGenix (incorporated by reference to exhibit 99.1 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018)

(d)(2)	Confidential Disclosure Agreement, dated as of June 30, 2017, by and among TiGenix SAU (an affiliate of TiGenix) and Takeda Pharmaceuticals International AG, as amended by the addendum thereto dated as of November 17, 2017, by and among TiGenix SAU, TiGenix, Takeda Pharmaceuticals International AG and Takeda (the “Confidentiality Agreement”) (incorporated by reference to exhibit 99.2 to the Schedule 13D filed by Takeda on January 12, 2018).

(d)(3)	Second Amendment to Confidentiality Agreement, dated February 14, 2018.*

(d)(4)	Non-binding letter of interest between Takeda and TiGenix, dated November 10, 2017.*

(d)(5)	License Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated July 4, 2016 (incorporated by reference to exhibit 10.22 of Amendment No. 3 to TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016).

(d)(6)	Irrevocable Undertaking, dated as of January 5, 2018, by and among Gri-Cel, S.A., Grifols Worldwide Operations Ltd. and Takeda (incorporated by reference to exhibit 99.3 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(7)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Eduardo Bravo and Claudia D’Augusta (incorporated by reference to exhibit 99.4 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(8)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff (incorporated by reference to exhibit 99.5 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith